SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Susser Holdings Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

869233106

(CUSIP Number)

Martin Salinas, Jr.

Chief Financial Officer

Energy Transfer Partners, L.P.

3738 Oak Lawn Ave.

Dallas, Texas 75219

Tel: (214) 981-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON Energy Transfer Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON Energy Transfer Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON Energy Transfer Partners, L.LC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON Energy Transfer Equity, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON PN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON LE GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

Common Stock CUSIP No. 869233106

1	NAME OF REPORTING PERSON Kelcy L. Warren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,353,895 Shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,353,895 Shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 2,353,895 Shares of Common Stock (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11% of Outstanding Common Stock (2)
14	TYPE OF REPORTING PERSON IN

(1)	Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Support Agreement (as defined in Item 3 below) entered into with beneficial owners of such securities as described herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Based on 21,643,726 shares of common stock outstanding as of April 25, 2014.

SCHEDULE 13D

The Reporting Persons (as such term is defined below) named in Item 2 below are hereby jointly filing this Schedule 13D (this “Schedule 13D”) because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities from the Issuer (as such term is defined below) deemed to be beneficially owned by one or more of the Reporting Persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the “Joint Filing Agreement”), a copy of which is annexed hereto as Exhibit A.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Susser Holdings Corporation, a Delaware corporation (the “Issuer” or “Susser”). The address of the principal executive offices of the Issuer is 4545 Ayers Street, Corpus Christi, Texas 78415.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is being filed jointly by:

(i)	Energy Transfer Partners, L.P., a Delaware limited partnership (“ETP”);

(ii)	Energy Transfer Partners GP, L.P., a Delaware limited partnership (“ETP GP”);

(iii)	Energy Transfer Partners, L.L.C., a Delaware limited liability company (“ETP LLC”);

(iv)	Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”);

(v)	LE GP, LLC, a Delaware limited liability company (“LE GP”),

(vi)	Kelcy L. Warren, a United States citizen (“Warren” and, together with ETP, ETP GP, ETP LLC, ETE and LE GP, the “Reporting Persons”)

The principal business of ETP is to provide midstream services to producers and consumers of natural gas, NGLs, crude oil and refined products through its subsidiaries. ETP GP is the general partner of ETP. The principal business of ETP GP is to serve as the general partner of ETP. ETP LLC is the general partner of ETP GP. The principal business of ETP LLC is to serve as the general partner of ETP GP. ETE is the sole member of ETP LLC. The principal business of ETE is to hold equity interests in its subsidiaries and to acquire interests in other publicly traded partnerships, and to pursue certain opportunities to acquire or construct natural gas and liquids midstream or transportation assets. LE GP is the general partner of ETE and manages and directs all of ETE’s activities through LE GP’s board of directors. The members of LE GP have the authority to appoint and remove LE GP’s directors. Warren is the Chief Executive Officer of ETP. Warren owns 81.2% of LE GP. The principal office of each of the Reporting Persons is located at 3738 Oak Lawn Ave., Dallas, Texas 75219.

Attached hereto as Appendix A is information concerning the directors and executive officers of ETP LLC and LE GP (the “Listed Persons”) as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d) During the last five years, none of the Reporting Persons or Listed Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or Listed Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) All of the persons listed in this Item 2, including those listed on Appendix A, are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The information set forth or incorporated in Item 4 is incorporated herein by reference.

The Reporting Persons may be deemed to have acquired beneficial ownership of 2,353,895 shares of Common Stock pursuant to the Support Agreement (as defined below).

In connection with the Agreement and Plan of Merger, dated as of April 27, 2014, by and among ETP, ETP GP, Heritage Holdings, Inc. (“HHI”), Drive Acquisition Corporation (“Merger Sub”), the Issuer and, solely for purposes of Section 5.2(b)(iv)(E) and Article VIII therein, ETE (the “Merger Agreement”), ETP and Merger Sub (the “ETP Parties”), on the one hand, entered into a Support Agreement, dated as of April 27, 2014 (the “Support Agreement”), with each of Sam L. Susser and Susser Family Limited Partnership, on the other hand (collectively, the “Supporting Stockholders”). The ETP Parties paid no additional consideration to the Supporting Stockholders in connection with the execution and delivery of the Support Agreement.

As of April 27, 2014, the Supporting Stockholders beneficially owned an aggregate of 2,353,895 shares of Common Stock representing approximately 11% of the outstanding shares of Common Stock based on 21,643,726 shares of Common Stock issued and outstanding as of April 25, 2014.

Item 4.	Purpose of Transaction

Merger Agreement

Pursuant to the Merger Agreement, upon the closing of the Merger Agreement (the “Closing”) and after giving effect to certain transactions contemplated by the Merger Agreement to be consummated prior to the Closing of the Merger, (i) Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving as a wholly-owned subsidiary of ETP and HHI. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of Susser Common Stock (other than shares held by the Issuer in treasury, dissenting shares and shares held directly by ETP or Merger Sub and other than shares held by subsidiaries of the parties) will be converted into the right to receive $40.125 in cash and 0.7253 of an ETP common unit representing limited partner interests in ETP (together, the “Standard Merger Consideration”). In lieu of receiving the Standard Merger Consideration, Susser shareholders may instead elect to receive, for each share of Susser Common Stock, either (a) $80.25 in cash (the “Cash Election Consideration”) or (b) 1.4506 ETP common units (the “Unit Election Consideration” and any such election of Unit Election Consideration, a “Common Unit Election”); provided that the Cash Election Consideration and the Unit Election Consideration are each subject to proration to ensure that the aggregate amount of cash paid and the aggregate number of ETP common units issued in the Merger is the same that would be paid and issued if each share of Susser Common Stock had been converted into the Standard Merger Consideration.

The consummation of the Mergers is subject to the satisfaction or waiver of certain conditions, including, among others, (i) the adoption of the Merger Agreement by the Issuer’s stockholders; (ii) the registration statement on Form S-4 used to register ETP common units to be issued in the Merger being declared effective by the Securities and Exchange Commission (the “SEC”); (iii) the approval for listing of the ETP common units to be issued in the Merger on the New York Stock Exchange; (iv) subject to specified materiality standards, the accuracy of the representations and warranties of, and the performance of all covenants by, the parties; (v) the delivery of certain tax opinions and (vi) the execution by ETP GP, immediately prior to the effective time of the Merger, of an amendment to the Second Amended and Restated Agreement of Limited Partnership of ETP to provide for, among other things, the relinquishment of $350 million of incentive distribution rights paid by ETP to ETE, the owner of ETP GP, over the first forty consecutive fiscal quarters commencing immediately after the consummation of the Merger.

Support Agreement

In connection with the Merger Agreement, the Supporting Stockholders, each in its capacity as a shareholder of the Issuer, entered into the Support Agreement. Under the terms of the Support Agreement, each Supporting Stockholder has agreed, among other things (i) to vote all shares of Common Stock which such Supporting Stockholder owns, either beneficially or of record, or has the right to vote (the “Covered Shares”) in favor of the approval or adoption of, or consent to, the Merger Agreement and the transactions contemplated thereby, (ii) to vote all Covered Shares against the approval or adoption of (x) any other acquisition proposal or any other action, agreement, transaction or proposal made in opposition to the Merger, (y) any action, agreement, transaction or proposal that is intended, or would reasonably be expected, to result in a material breach of any covenant, representation or other obligation of the Issuer contained in the Merger Agreement or such Supporting Stockholder contained in the Support Agreement, and (z) any other action, agreement, transaction or proposal that is intended or would reasonably be expected to materially impede, interfere with, prevent, delay, discourage or frustrate the purpose of or adversely affect the Merger or the other transactions contemplated by the Merger Agreement, including certain specified categories of actions specified therein, (iii) to make a Common Unit Election, (iv) not to transfer such Common Stock (subject to certain exceptions set forth therein) or enter into other arrangements inconsistent with the Support Agreement, (v) not to solicit, initiate, seek or knowingly encourage any third person to make a third party takeover proposal or to assist any third person in connection therewith and (vi) that any additional shares of Common Stock acquired by the Supporting Stockholders or that the Supporting Stockholders have a right to vote after the execution of the Support Agreement would be subject to the Support Agreement.

The Support Agreement will expire at the earliest of (i) the effective time of the Merger, (ii) a Change of Recommendation (as defined in the Merger Agreement), (iii) the termination of the Merger Agreement in accordance with its terms, or (iv) the mutual written consent of the ETP Parties, on the one hand, and the Supporting Stockholders, on the other hand.

References to, and descriptions of, the Merger, the Merger Agreement and the Support Agreement as set forth herein are qualified in their entirety by reference to the copy of the Merger Agreement and the Support Agreement included as Exhibit B and C respectively, to this Schedule 13D, and such agreements are incorporated by reference herein in their entirety where such references and descriptions appear.

Except as set forth in this Schedule 13D, the Merger Agreement and the Support Agreement, the Reporting Persons have no present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The Reporting Persons do not own any Common Stock. However, as a result of the Support Agreement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 2,353,895 shares of Common Stock. Subject to the conditions and limitations of the Support Agreement, and based on the share holdings of the Supporting Stockholders as of April 27, 2014, the Reporting Persons are entitled to cast a total of 2,353,895 votes, or approximately 11%, of the total votes that may be cast by the Supporting Stockholders as of such date (based on 21,643,726 shares of Common Stock of Susser outstanding as of April 25, 2014).

The Reporting Persons do not have sole voting or sole dispositive power with respect to any of such Common Stock, but may be deemed to have shared voting and shared dispositive power with respect to all such Common Stock. The Reporting Persons may be deemed to share with the Supporting Stockholders the power to vote such Common Stock solely with respect to those matters described in Item 4 of this Schedule 13D and in the Support Agreement, which are incorporated herein by reference. The Reporting Persons also may be deemed to share with the Supporting Stockholders the power to dispose of such Common Stock solely to the extent provided for in the Support Agreement, as more fully described in Item 4 of this Schedule 13D and in the Support Agreement, which are incorporated herein by reference.

Except as set forth in this Item 5, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the Listed Persons beneficially own any Common Stock of Susser.

(c) There have been no reportable transactions with respect to the Common Stock of Susser within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) To the knowledge of the Reporting Persons, no person, other than the Supporting Stockholders, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Item 4 above and in Exhibit 10.1 to the Current Report on Form 8-K filed by ETP on April 28, 2014 is incorporated by reference into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement and Power of Attorney (filed herewith).

Exhibit B:	Agreement and Plan of Merger, dated as of April 27, 2014, by and among Energy Transfer Partners, L.P., Energy Transfer Partners GP, L.P., Heritage Holdings, Inc., Drive Acquisition Corporation, Susser Holdings Corporation and, solely for purposes of Section 5.2(b)(iv)(E) and Article VIII therein, Energy Transfer Equity, L.P. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Energy Transfer Partners, L.P. on April 28, 2014).

Exhibit C:	Support Agreement, dated as of April 27, 2014, by and among Energy Transfer Partners, L.P., Drive Acquisition Corporation, Sam L. Susser and Susser Family Limited Partnership (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Energy Transfer Partners, L.P. on April 28, 2014).

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 27, 2014

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

LE GP, LLC

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

KELCY L. WARREN

/s/ Kelcy L. Warren

JOINT FILING AGREEMENT AND POWER OF ATTORNEY

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned does hereby consent and agree to: (a) the joint filing on behalf of each of them of a Statement on Schedule 13D (the “Statement”) and any and all amendments thereto with respect to the shares of common stock in Susser Holdings Corporation deemed to be beneficially owned by each of them, as applicable, (b) the appointment of Sonia Aube, William J. Healy and/or Peggy Harrison, all of whom may act individually, as Attorney-in-Fact to execute such Statement, any amendment thereto and/or Section 16 filing related thereto in the name and on behalf of the undersigned, and (c) the inclusion of this Joint Filing Agreement and Power of Attorney as an exhibit thereto.

Date: April 27, 2014

ENERGY TRANSFER PARTNERS, L.P.

By: Energy Transfer Partners GP, L.P., its general partner

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS GP, L.P.

By: Energy Transfer Partners, L.L.C., its general partner

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER PARTNERS, L.L.C.

By:	/s/ Thomas P. Mason
Name:	Thomas P. Mason
Title:	Senior VP, General Counsel and Secretary

ENERGY TRANSFER EQUITY, L.P.

By: LE GP, LLC, its general partner

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

LE GP, LLC

By:	/s/ John W. McReynolds
Name:	John W. McReynolds
Title:	President

KELCY L. WARREN

/s/ Kelcy L. Warren